FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

24 June 2025

HSBC HOLDINGS PLC

CAPITAL REDUCTION TO INCREASE DISTRIBUTABLE RESERVES

HSBC Holdings plc (the "Company") is pleased to confirm that, following approval of shareholders at the Company's Annual General Meeting held on 2 May 2025 ("AGM"), on 24 June 2025, the High Court of England and Wales (the "Court") confirmed the cancellation of US$14,809,888,249 standing to the credit of the Company's share premium account and US$1,755,360,094 standing to the credit of the Company's capital redemption reserve (the "Capital Reduction").

The Court order confirming the Capital Reduction and a statement of capital approved by the Court in connection with the same have been sent to the Registrar of Companies. The Capital Reduction will become effective upon registration of these documents by the Registrar of Companies.

As set out in the Company's Notice of AGM published on 21 March 2025, the effect of the Capital Reduction will be to increase distributable reserves and give the Company further flexibility to deliver shareholder returns over the coming years in the form of dividends and/or share buy-backs.

Investor enquiries to:
Neil Sankoff                                        +44 (0) 20 7991 5072                        investorrelations@hsbc.com

Media enquiries to:
Gillian James                                      +44 (0) 20 7992 0516                        gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,054bn at 31 March 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 June 2025